SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2016

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a            .

Summary of FY2016 1H Business Report

On August 16, 2016, Shinhan Financial Group (“SFG”) filed its FY2016 1H Business Report (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

1. Introduction of the Group

2. Business Results

3. Independent Auditor

4. Major Shareholder and Market Price Information of our Common Shares and ADRs

5. Directors, Executive Officers and Employees

6. Related Party Transactions

1. Introduction of the Group

Company History in 2010 through 2016

•	Jan. 2010 : Shinhan Data System became a direct subsidiary of SFG

•	Aug. 2010 : Shinhan Macquarie Financial Advisory was disaffiliated from SFG

•	Oct. 2010 : Shinhan Maritime Private Equity Fund I became an indirect subsidiary of SFG

•	Dec. 2010 : KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. became an indirect subsidiary of SFG

•	Feb. 2011 : Shinhan BNP Paribas Asset Management (Hong Kong) Limited became an indirect subsidiary of SFG

•	Nov. 2011 : Shinhan Bank Vietnam was merged with Shinhan Vina Bank

•	Dec. 2011 : Shinhan Savings Bank became a direct subsidiary of SFG

•	Nov. 2012 : Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary

•	Jan. 2013 : Yehanbyoul Savings Bank joined SFG as a direct subsidiary

•	Apr. 2013 : Shinhan Savings Bank merged with Yehanbyoul Savings Bank. As a result of the integration, Shinhan Savings Bank has been liquidated and Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity

•	Nov. 2014 : LLP MFO Shinhan Finance (Kazakhstan) became an indirect subsidiary of SFG

•	Jul. 2015 : Shinhan Securities Vietnam Co., ltd became an indirect subsidiary of SFG

•	Oct. 2015 : Banco Shinhan de Mexico became an indirect subsidiary of SFG

•	Nov. 2015 : PT Bank Shinhan Indonesia became an indirect subsidiary of SFG

•	Dec. 2015 : PT. Shinhan Indo Finance became an indirect subsidiary of SFG

•	Dec. 2015 : PT Centratama Nasional Bank became an indirect subsidiary of SFG

•	Mar. 2016 : Shinhan Microfinance Co.,ltd. became an indirect subsidiary of SFG

Principal Subsidiaries under Korean Law (as of Jun. 30, 2016)

Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Shinhan BNP Paribas Asset Management	65.0%
Shinhan Capital	100.0%
Jeju Bank 1)	68.9%
Shinhan Savings Bank 2)	100.0%
Shinhan Data System	100.0%
Shinhan AITAS 3)	99.8%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%
SHC Management 4)	100.0%

1)	Jeju Bank is currently listed on the Korea Exchange.
2)	On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary.

On April 1, 2013, Shinhan Savings Bank merged with Yehanbyoul Savings Bank, both of which were direct subsidiaries of Shinhan Financial Group. As a result of the integration of the two savings banks, the previous Shinhan Savings Bank has been liquidated and is thus no longer a subsidiary of Shinhan Financial Group and instead, Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity constituting a member of Shinhan Financial Group.

3)	On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30, 2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG.
4)	Currently in liquidation proceedings

Indirect subsidiaries held through direct subsidiaries (as of Jun. 30, 2016)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Khmer Bank Limited 1)	90.0%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Bank Vietnam	100.0%
	Banco Shinhan de Mexico	100.0%
	PT Bank Shinhan Indonesia	97.76%
	PT Centratama Nasional Bank	75.0%

Shinhan Card	LLP MFO Shinhan Finance	100.0%
	PT. Shinhan Indo Finance	50.0%
	Shinhan Microfinance Co.,ltd.	100.00%

Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	100.0%
	Shinhan Investment Corp. Asia Inc.	100.0%
	Shinhan Maritime Private Equity Fund I	7.1%
	KOFC Shinhan Frontier Champ 2010-4 PEF2)	8.5%
	Shinhan Praxis K-Growth Global Private Equity Fund 3)	14.1%
	Shinhan Securities Vietnam Co., ltd	100.0%

Shinhan BNP Paribas Asset Management	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	100.0%

Shinhan Private Equity	Shinhan NPS Private Equity Fund 1st 4)	5.0%
	Shinhan Private Equity Fund 2nd 5)	2.2%
	Shinhan-Stonebridge Petro Private Equity Fund 6)	0.6%

1)	Shinhan Financial Group and its subsidiaries currently own 93.3% of Shinhan Khmer Bank Limited.
2)	Shinhan Financial Group and its subsidiaries currently own 34.6% of KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp.
3)	Shinhan Financial Group and its subsidiaries currently own 18.9% of Shinhan Praxis K-Growth Global Private Equity Fund.
4)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.
5)	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund 2nd.
6)	Shinhan Financial Group and its subsidiaries currently own 1.8% of Shinhan-Stonebridge Petro Private Equity Fund.

Number of Shares (as of Jun. 30, 2016)

Types of Shares	Number of Shares
Common Shares	474,199,587

Total	474,199,587

*	On April 21, 2016, we redeemed all of the Series 12 redeemable preferred shares.

2. Business Results

Operation Results

			(KRW billion)
	2016 1H (Jan. 1 ~ Jun. 30)	2015 1H (Jan. 1 ~ Jun. 30)	FY2015 (Jan. 1 ~ Dec. 31)	FY2014 (Jan. 1 ~ Dec. 31)
Operating income	1,545.6	1,638.7	2,973.1	2,654.8
Equity method income	3.8	10.4	21.0	30.6
Other non-operating income	39.2	61.3	146.5	182.2
Profit before income taxes	1,588.6	1,710.4	3,140.6	2,867.6
Income tax expense	100.4	385.4	694.6	668.0

Consolidated net income	1,488.1	1,325.1	2,446.0	2,199.6
Net income attributable to equity holders of the Group	1,454.8	1,284.1	2,367.2	2,081.1
Net income attributable to non-controlling interest	33.3	40.9	78.8	118.5

Notes :

•	Some of the totals may not sum due to rounding.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		2016 1H				FY2015				FY2014
		Jan. 1 ~ Jun. 30				Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
		Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)
	Deposits	221,870.7	58.4	1,326.3	1.20	203,910.5	57.3	2,861.0	1.40	186,086.1	57.2	3,449.5	1.85
	Borrowings	14,619.7	3.9	84.0	1.15	13,492.9	3.8	150.7	1.12	12,145.2	3.7	190.0	1.56
	Debt Securities Issued	41,735.4	11.0	553.0	2.65	39,334.8	11.0	1,183.8	3.01	36,609.9	11.3	1,301.9	3.56
Source	Other Liabilities	70,165.0	18.5	—	—	68,378.1	19.2	—	—	60,397.7	18.6	—	—

	Total Liabilities	348,390.7	91.7	—	—	325,116.3	91.3	—	—	295,238.9	90.8	—	—

	Total Stockholder’s Equity	31,402.8	8.3	—	—	31,063.1	8.7	—	—	30,023.9	9.2	—	—

	Total Liabilities & SE	379,793.5	100.0	—	—	356,179.4	100.0	—	—	325,262.8	100.0	—	—

	Cash & Due from Banks	21,968.3	5.8	98.9	0.90	21,993.4	6.2	225.6	1.03	19,646.5	6.0	236.9	1.21
	Loans	247,402.2	65.1	4,572.9	3.70	231,889.2	65.1	9,031.6	3.89	212,237.2	65.3	9,722.5	4.58
	Loans in KRW	194,309.8	51.2	3,238.4	3.33	180,410.1	50.7	6,479.5	3.59	164,597.9	50.6	7,092.5	4.31
	Loans in Foreign Currency	14,547.3	3.8	234.7	3.23	13,528.2	3.8	415.0	3.07	11,598.8	3.6	403.0	3.47
Use	Credit Card Accounts	18,607.0	4.9	847.4	9.11	17,819.5	5.0	1,635.3	9.18	17,575.1	5.4	1,702.5	9.69
	Others	19,938.2	5.3	252.5	2.53	20,131.5	5.7	501.9	2.49	18,465.4	5.7	524.5	2.84
	AFS Financial Assets	29,399.3	7.7	303.7	2.07	26,830.0	7.5	654.4	2.44	26,801.5	8.2	814.8	3.04
	HTM Financial Assets	16,508.9	4.4	276.1	3.35	14,961.0	4.2	539.0	3.6	12,076.7	3.7	521.7	4.32
	Other Assets	64,514.9	17.0	—	—	60,505.8	17.0	—	—	54,500.9	16.8	—	—

	Total Assets	379,793.5	100.0	—	—	356,179.4	100.0	—	—	325,262.8	100.0	—	—

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Other Financial Information

*	The main serial financial figures and indices for Jun. 30, 2016 listed herein may be subject to change.

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)

		(KRW billion)
	Jun. 30, 2016	Dec. 31, 2015	Dec. 31, 2014
Aggregate Amount of Equity Capital (A)	28,769.8	27,216.4	25,938.0
Risk-Weighted Assets (B)	206,960.6	203,274.5	198,832.9
BIS Ratio (A/B)	13.90%	13.39%	13.05%

Note) based on Basel III

Capital Adequacy Ratios (Subsidiaries)

				(%)
Subsidiary	Capital Adequacy Ratio	Jun. 30, 2016	Dec. 31, 2015	Dec. 31, 2014
Shinhan Bank	BIS Capital Adequacy Ratio	15.2	14.8	15.4
Shinhan Card	Adjusted Equity Capital Ratio	25.8	28.9	29.7
Shinhan Investment Corp.	Net Capital Ratio	757.9	387.2	461.8
Shinhan Life Insurance	Risk Based Capital Ratio	204.7	204.2	230.7
Shinhan BNP Paribas Asset Management	Equity Capital (KRW billion)	143.4	157.3	159.0
	Minimum Capital Requirement (KRW billion)	23.6	23.2	22.1
Shinhan Capital	Adjusted Equity Capital Ratio	16.5	16.8	15.5
Jeju Bank	BIS Capital Adequacy Ratio	12.8	12.6	14.3
Shinhan Savings Bank	BIS Capital Adequacy Ratio	15.1	16.3	16.3

Notes :

•	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSS for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

•	Basel III FIRB was applied in calculating Shinhan Bank’s BIS Capital Adequacy Ratio.

•	Basel III TSA was applied in calculating Jeju Bank’s BIS Capital Adequacy Ratio.

•	Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratio.

•	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSS. Under these guidelines, Shinhan Card and Shinhan Capital are required to maintain a minimum adjusted equity capital ratio of 8%.

•	Net Capital Ratio is computed in accordance with the guidelines issued by the FSS. Under these guidelines, Shinhan Investment Corporation is required to maintain a minimum net capital ratio of 100%.

•	Under the guidelines issued by the FSS, Shinhan Life Insurance is required to maintain a minimum RBC ratio of 100%.

•	Under the guidelines issued by the FSS, Shinhan BNP Paribas Asset Management is required to hold Equity Capital that exceeds the Minimum Capital Requirement.

2) Liquidity

Won Liquidity Ratio

							(KRW billion, %)
Company	Jun. 30, 2016			Dec. 31, 2015			Dec. 31, 2014
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	851.5	215.4	395.3	624.1	216.0	288.9	76.1	41.4	183.9
Shinhan Bank	—	—	—	—	—	—	55,338.0	45,258.5	122.3
Shinhan Card	14,395.4	4,239.2	339.6	14,588.0	3,845.4	379.4	14,583.7	3,014.5	483.8
Shinhan Investment Corp.	13,794.7	8,963.4	153.9	11,546.7	6,525.0	177.0	17,500.5	11,305.5	154.8
Shinhan Life Insurance	1,463.1	493.7	296.4	1,189.5	486.7	244.4	1,302.2	472.6	275.6
Shinhan Capital	654.7	333.9	196.1	784.7	355.4	220.8	567.6	161.1	352.3
Jeju Bank	—	—	—	—	—	—	798.2	716.9	111.3
Shinhan Savings Bank	245.9	226.1	108.8	144.2	103.1	139.9	242.0	94.9	255.0

Notes :

•	Shinhan Financial Group, Shinhan Bank and Jeju Bank: Due within 1 month

•	Shinhan Life Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100

•	Shinhan Card, Shinhan Investment Corp., Shinhan Capital, and Shinhan Savings Bank : Due within 3 months

•	Liquidity Ratio for Shinhan Bank and Jeju Bank have been replaced by Liquidity Coverage Ratio from Mar 31, 2015 to reflect the recent amendments to detailed regulations on supervision of banking business.

Liquidity Coverage Ratio

							(KRW billion, %)
Company	Jun. 30, 2016			Dec. 31, 2015			Dec. 31, 2014
	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)
Shinhan Bank	36,001.2	37,624.8	95.7	37,421.5	38,253.3	97.8	—	—	—
Jeju Bank	596.4	281.1	212.2	546.3	352.0	155.2	—	—	—

Note) The “High quality liquid assets” and “Net cash outflows” are the arithmetic mean of the ending balance of every month.

Foreign Currency (FC) Liquidity Ratio

							(USD millions, %)
Company	Jun. 30, 2016			Dec. 31, 2015			Dec. 31, 2014
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	34,240.9	29,141.5	117.5	31,925.0	27,205.6	117.4	25,309.1	19,472.6	130.0
Shinhan Investment Corp.	5,730.4	5,297.6	108.2	1,875.7	1,793.8	104.6	1,195.7	871.5	137.2
Shinhan Capital	64.0	25.9	247.1	83.1	73.4	113.2	73.8	49.6	148.8
Jeju Bank	11.1	6.7	165.9	15.2	9.7	156.3	9.8	6.1	160.0

Notes :

•	Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months.

•	Shinhan Bank’s foreign currency liquidity ratio reflected securitization weight with the guidelines issued by the FSS.

•	Shinhan Financial Group figures are based on the separate basis.

3) Asset Quality

SFG Consolidated Basis

	(KRW billion)
	Jun. 30, 2016	Dec. 31, 2015	Dec. 31, 2014
Total Loans	253,822.2	246,487.6	226,503.2
Substandard & Below	2,232.7	2,171.6	2,595.3
Substandard & Below Ratio	0.88%	0.88%	1.15%
Non-Performing Loans	1,857.6	1,691.5	2,031.7
NPL Ratio	0.73%	0.69%	0.90%
Substandard & Below Coverage Ratio	197.00%	191.22%	168.88%
Loan Loss Allowance 1)	4,398.5	4,152.5	4,383.0
Substandard & Below Loans	2,232.7	2,171.6	2,595.3

1)	Including reserve for credit losses.

Separate Basis

									(	%)
	Jun. 30, 2016			Dec. 31, 2015			Dec. 31, 2014
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	0.82	0.71	176	0.80	0.61	173	1.03	0.78	154
Shinhan Card	1.16	0.71	380	1.24	0.81	355	1.69	1.21	295
Shinhan Investment Corp.	0.13	0.13	513	0.15	0.15	485	1.37	1.36	208
Shinhan Life Insurance	0.09	0.08	958	0.09	0.09	927	0.1	0.09	867
Shinhan Capital	2.73	3.17	95	3.06	3.58	86	2.87	4.08	96
Jeju Bank	0.75	0.43	157	0.87	0.50	141	2.04	1.84	80
Shinhan Savings Bank	5.90	3.92	53	6.51	5.37	58	12.15	10.27	33

1)	Including reserve for credit losses.

4) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)

	(KRW billion)
	Jun. 30, 2016	Dec. 31, 2015	Dec. 31, 2014
Debt	6,876.3	6,894.5	6,859.4
Equity	20,562.0	20,781.0	20,235.1
Debt to Equity Ratio	33.44%	33.18%	33.90%

Twenty Largest Exposures by Borrower

				(KRW billion)
As of Jun. 30, 2016 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Ministry of Strategy & Finance	0.0	—	8,578.2	—	—	8,578.2
Bank of Korea	660.0	—	6,047.3	0.1	—	6,707.3
Korea Housing Finance Corporation	0.0	—	4,823.6	—	—	4,823.6
Korea Development Bank	66.0	34.1	4,604.7	—	0.3	4,705.1
Industrial Bank of Korea	639.5	110.6	1,390.5	—	—	2,140.6
Korea Deposit Insurance Corporation	—	—	1,728.1	—	—	1,728.1
Korea Securities Finance Corporation	24.7	—	1,406.3	—	—	1,431.0
NongHyup Bank	384.0	129.6	848.0	4.3	—	1,365.8
Woori Bank	164.3	99.0	1,071.0	0.2	—	1,334.4
Hyundai Heavy Industries Co., Ltd.	82.6	55.3	20.3	1,145.1	—	1,303.2
Kookmin Bank	415.3	81.5	736.4	—	—	1,233.3
Samsung Electronics co., ltd.	0.1	1,087.5	16.1	—	—	1,103.7
Hana Bank	134.8	207.3	725.5	0.2	—	1,067.8
Korea Land & Housing Corporation	—	—	1,050.2	—	—	1,050.2
Export-Import Bank of Korea	—	—	945.7	0.7	—	946.4
Samsung Heavy Industries Co., Ltd.	150.0	—	10.0	609.6	—	769.6
LG Electronics Inc.	111.3	54.8	124.9	410.3	—	701.3
National Federation of Fisheries Cooperatives	52.1	4.2	620.5	—	—	676.8
Samsung C&T Corporation	—	95.7	219.0	343.2	0.1	658.1
Hotel Lotte Co., Ltd.	—	384.4	—	225.4	—	609.7

Total	2,884.7	2,343.9	34,966.2	2,738.9	0.4	42,934.1

Note) Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups

				(KRW billion)
As of Jun. 30, 2016 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Samsung	424.4	1,662.7	913.4	1,262.5	0.1	4,263.1
Hyundai Motors	1,039.1	1,354.4	973.2	336.2	0.2	3,703.1
Lotte	566.2	1,024.5	968.2	439.8	0.2	2,999.0
Hyundai Heavy Industries	265.6	118.9	310.7	1,967.9	—	2,663.1
SK	512.5	356.8	620.8	1,070.4	0.0	2,560.5
LG	435.6	442.7	380.5	703.8	0.1	1,962.6
LS	98.6	382.3	380.3	709.6	0.0	1,570.8
Hanwha	579.8	272.9	335.1	209.3	0.0	1,397.0
GS	349.6	102.6	268.5	145.8	0.2	866.6
Hyosung	162.6	477.7	33.9	151.5	0.0	825.7

Total	4,434.0	6,195.4	5,184.5	6,996.9	0.8	22,811.5

Note) Some of the totals may not sum due to rounding

Loans, Due from banks and Securities Concentration by Industry

	(KRW billion)
As of Jun. 30, 2016 Consolidated basis	Total Exposures
	Amount	Weight (%)
Finance and Insurance	70,995.5	20.7%
Manufacturing	40,872.1	11.9%
Retail and wholesale	16,462.1	4.8%
Real Estate, leasing and service	22,031.6	6.4%
Construction	4,011.1	1.2%
Hotel and Restaurant	5,322.0	1.6%
Others	53,198.5	15.5%
Consumers	129,479.6	37.8%

Total	342,372.8	100.0%

Note) Some of the totals may not sum due to rounding

Top Twenty Non-Performing Loans

		(KRW billion)
Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Manufacture of Cold Rolled, Drawn and Extruded Iron or Steel Products	112.8	112.8	31.6
B	Construction of Highways, Streets and Roads	88.1	88.1	3.5
C	Manufacture of Distilling Machinery, Heat exchange unit and Gas Generators	81.0	81.0	56.3
D	Manufacture of Plastic Products for Fabricating of Machine	58.9	58.9	43.0
E	Manufacture of Synthetic Resin and Other Plastic Materials	58.0	58.0	13.1
F	Wholesale of Non-Specialized Goods	52.4	52.4	35.5
G	Building of Steel Ships	43.3	43.3	0.3
H	Manufacture of Sections for Ships	42.7	40.4	25.3
I	Manufacture of Internal Combustion Piston Engines	35.9	35.6	31.5
J	Renting of Non-Residential Buildings	31.4	31.4	0.0
K	Development and Subdividing of Residential Buildings	30.0	30.0	22.2
L	Other Civil Engineering Construction	29.8	29.8	11.9
M	Building of Steel Ships	26.0	26.0	12.7
N	Building of Steel Ships	23.3	23.3	0.8
O	Oceangoing Foreign Freight Transport	23.1	23.1	17.5
P	Manufacture of Other Basic Iron and Steel n. e. c.	21.0	20.3	8.8
Q	Apartment Building Construction	19.5	19.5	5.7
R	Construction of Highways, Streets and Roads	17.9	17.9	9.7
S	Building of Steel Ships	17.5	17.5	10.4
T	Apartment Building Construction	17.5	16.5	11.1

	Total	830.1	825.8	350.9

Notes :

•	Consolidated basis as of Jun. 30, 2016.

•	Some of the totals may not sum due to rounding.

3. Independent Auditor

Audit Opinion for the last 3 years

	2016 1H	FY2015	FY2014
Audit Opinion	—	Unqualified	Unqualified

* For the first half of 2016, the independent accountant conducted a review for our financial statements instead of auditing them.

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
FY2016	KPMG Samjong Accounting Corp.	581 (annualized basis)	Review/Audit of Financial Statements	2,490 Hours
	KPMG Samjong Accounting Corp.	73 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	297 Hours
FY2015	KPMG Samjong Accounting Corp.	561 (annualized basis)	Review/Audit of Financial Statements	8,236 Hours
	KPMG Samjong Accounting Corp.	73 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	895 Hours
	KPMG Samjong Accounting Corp.	12 (annualized basis)	Non-statutory audit of subsidiaries under the consolidated corporate tax system for CY2015	282 hours
FY2014	KPMG Samjong Accounting Corp.	500 (annualized basis)	Review/Audit of Financial Statements	6,564 Hours
	KPMG Samjong Accounting Corp.	73 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	845 Hours
	KPMG Samjong Accounting Corp.	12 (annualized basis)	Non-statutory audit of subsidiaries under the consolidated corporate tax system for CY2014	182 hours

1)	Excluding value-added taxes.
*	In addition to above mentioned description of fees for audit and review services, KPMG Samjong Accounting Corp. also provided services related to US listing and ICOFR audit in accordance with the standards of the PCAOB which we agreed to pay KRW1,302 million(excluding value-added taxes) for FY2016.

4. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group as of Jun. 30, 2016

Name	No. of Common Shares owned2)	Ownership%
National Pension Service	43,881,041	9.25%
BNP Paribas	25,356,276	5.35%

1)	Shareholders who own beneficial ownership of 5% or more(common share basis).
2)	Based on the results of shareholder registry closing as of December 31, 2015

Share ownership of Employee Stock Ownership Association

			(Number of shares, %)
Share ownership	Beginning Balance (Jan. 1, 2016)	Increase	Decrease	Ending Balance (Jun. 30, 2016)	Ownership%1) (Jun. 30, 2016)
Employee Stock Ownership	21,200,687	2,377,172	1,235,975	22,341,884	—
ESOA account	72,686	27,606	—	100,292	—

Total	21,273,373	2,404,778	1,235,975	22,442,176	4.73%

1)	Common share basis.

Common Share Traded on the Korea Exchange

					(KRW, number of shares)
		Jan.2016	Feb.2016	Mar.2016	Apr.2016	May.2016	Jun.2016
Price per share	High	39,400	40,600	41,900	42,900	40,700	40,300
	Low	36,100	36,800	38,300	39,350	39,150	37,050
	Avg.	38,053	39,025	40,659	41,298	39,785	38,521
Trading Volume		15,308,182	17,813,224	19,772,106	20,310,571	13,151,793	17,854,427
Highest Daily Trading Volume		1,180,892	1,928,479	1,611,574	3,245,943	1,270,825	1,410,049
Lowest Daily Trading Volume		533,086	454,315	392,004	593,312	332,958	422,564

American Depositary Receipts traded on the New York Stock Exchange

					(USD, number of shares)
		Jan.2016	Feb.2016	Mar.2016	Apr.2016	May.2016	Jun.2016
Price per share	High	33.07	33.31	36.14	38.23	35.81	34.68
	Low	29.66	30.57	31.71	34.19	33.16	30.66
	Avg.	31.45	31.81	34.45	36.20	33.90	32.89
Trading Volume		2,124,317	2,001,834	2,258,081	3,408,447	1,901,607	1,914,258
Highest Daily Trading Volume		176,313	158,848	217,443	395,760	159,994	158,772
Lowest Daily Trading Volume		48,868	49,134	45,295	52,419	42,364	44,737

Note) 1 ADR = 1 Common Shares

5. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Director

(As of Jun. 30, 2016)
Name	Month and Year of Birth	Position	Service Term
Han Dongwoo	November. 1948

-   Chairman of Shinhan Financial Group

-   Board Steering Committee Chair

-   Corporate Governance & CEO Recommendation Committee member

-   Outside Director Recommendation Committee member

-   Corporate Social Responsibility Committee member

6 years starting from March 23, 2011

2) Non-Executive Directors

Currently, 11 non-executive directors are in office, 9 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting.

6 outside directors were appointed as board of directors at the 15th Annual General Meeting of Shareholders on March 24, 2016, of which 3 directors renewed their terms and 3 directors were newly appointed.

Our non-executive directors are as follows:

(As of Jun. 30, 2016)
Name	Month and Year of Birth	Outside Director	Sub-Committees	Service Term

Ko Boo-in	December. 1941	O	Corporate Social Responsibility Committee member Corporate Governance & CEO Recommendation Committee member	4 years starting from March 28, 2013

Park Cheul	April. 1946	O	Chairman of Board of Directors Risk Management Committee Chair Compensation Committee Chair Corporate Governance & CEO Recommendation Committee member	2 years starting from March 25, 2015

Lee Manwoo	November. 1954	O	Audit Committee Chair Corporate Social Responsibility Committee member Outside Director Recommendation Committee member	3 years starting from March 26, 2014

Lee Sang-kyung	September. 1945	O	Corporate Governance & CEO Recommendation Committee Chair Audit Committee member Compensation Committee member Board Steering Committee member	5 years starting from March 29, 2012

Lee Sung-ryang	August. 1955	O	Outside Director Recommendation Committee Chair Audit Committee member Board Steering Committee member Compensation Committee member	2 years starting from March 24, 2016

Lee Jung-il	August. 1952	O	Compensation Committee member Outside Director Recommendation Committee member	2 years starting from March 24, 2016

Lee Heun-ya	September. 1959	O	Risk Management Committee member Outside Director Recommendation Committee member	2 years starting from March 24, 2016

Yuki Hirakawa	October. 1960	O	Corporate Social Responsibility Committee member Board Steering Committee member Corporate Governance & CEO Recommendation Committee member	2 years starting from March 25, 2015

Philippe Avril	April. 1960	O	Risk Management Committee member Corporate Governance & CEO Recommendation Committee member	2 years starting from March 25, 2015

Cho Yong-byoung	June. 1957	X	-	2 years starting from March 25, 2015

Namkoong Hoon	June. 1947	X	Corporate Social Responsibility Committee Chair Risk Management Committee member Board Steering Committee member Corporate Governance & CEO Recommendation Committee member	1 years starting from March 24, 2016

3) Executive Officers

In addition to the executive directors, we currently have the following executive officers:

(As of Jun. 30, 2016)
Name	Month and Year of Birth	Position	In charge of
Kim Hyung-jin	August. 1958	Deputy President & Chief Strategy Officer	- Strategic Planning Team - Global Business Strategy Team - Corporate Culture Development Team - Future Strategy Research Institute - Digital Strategy Team

Lim Young-jin	November. 1960	Deputy President	- Synergy Management Team - Public Relations Team - CSR Team - Management Support Team

Yim Bo-hyuk	March. 1961	Deputy President & Chief Financial Officer	- Finance Management Team - Investor Relations Team - HR Team - Information & Communication Technology Planning Team

Lee Chang-goo	January. 1961	Executive Vice President	- Wealth Management Planning Office

Woo Young-woong	March. 1960	Executive Vice President	- Corporate & Investment Banking Business Department

Park Woo-gyun	March. 1959	Managing Director	- Compliance Team

Lim Byung-chul	January. 1964	Managing Director	- Future Strategy Research Institute

Jeon Young-kyo	August. 1962	Managing Director	- Finance Management Team

Choi Joon-hwan	September. 1963	Managing Director	- Information & Communication Technology Planning Team

Kim Im-geun	July. 1963	Managing Director	- Risk Management Team

Yu Sunghun	January. 1965	Managing Director	- Investor Relations Team

Compensation to Directors

1) Total Amount Approved at the Meeting of Shareholders

	Total number of persons	Total amount approved at shareholders’ meeting (KRW millions)	Notes
Directors (Outside directors)	12(9)	3,500	—

Note) Represents the aggregate amount for all directors(including outside directors). Excludes long-term incentives.

2) Total Amount Paid

				(As of Jun. 30, 2016)
	Total number of Persons	Total Compensation (KRW millions)	Average Compensation per person (KRW millions)	Notes
Registered Directors	3	1,221	480	Excluding outside directors
Outside Directors	6	159	27	Excluding Audit committee members
Audit committee members or internal auditor	3	107	31

Total	12	1,487	124

Notes :

•	Represents the total number of applicable persons as of Jun. 30, 2016.

•	Under the Financial Supervisory Service’s standards for preparing corporate disclosure forms, which standards were amended in November 2013, we are required to disclose in our Business Report the individual annual compensation paid by us to our directors and auditors if such individual annual compensation is W500 million or greater. In 2015, Han Dongwoo, our Chairman and Chief Executive Officer, received W765 million which consisted of W367 million in salaries and wages, W398 million in bonus payments. Separately, in 2016, Mr. Han received W236 million in long-term performance compensation and W204 million(4,996 shares) in performance shares which were initially granted in 2011 subject to the Group’s performance. He also currently holds 10,939 performance shares. The exercisability of these performance shares will be determined based on business performance evaluation and share price performance during the period from 2016 to 2019.

Stock Options

			(As of Jun. 30, 2016)
	No. of Granted Options (A)	No. of Exercised Options (B)	No. of Cancelled Options (C)	No. of Exercisable Options (D = A – B – C)	Exercise Price (KRW)
Granted in 2005	2,620,331	2,266,642	251,300	102,389	28,006
Granted in 2006	3,206,173	2,617,517	480,300	108,356	38,829
Granted in 2007	1,231,169	967,092	205,313	58,764	54,560
Granted in 2008	805,174	574,150	185,396	45,628	49,053

Total	7,862,847	6,425,401	1,122,309	315,137	—

Notes :

•	The weighted-average exercise price of outstanding exercisable options as of Jun. 30, 2016 is KRW 39,726

•	The closing price of our common stock was KRW 38,000 on Jun. 30, 2016.

•	On March 18, 2015, the exercise period for all outstanding stock options expired, except for a limited number of stock options for which the expiration of the exercise period has been suspended by a resolution of the board of directors.

Employees

			(As of Jun. 30, 2016)
Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 2016 (KRW million)	Average Payment per person (KRW million)
Male	119	3 yrs (13 yrs 9 mths) 1)	8,061	67
Female	28	5 yrs 8 mths (9 yrs 7 mths) 1)	1,226	43

Total	147	3 yrs 6 mths (12 yrs 11 mths) 1)	9,287	63

1)	Average length of service including service within group subsidiaries

6. Related Party Transactions

Loans to Subsidiaries

							(KRW billion)
Subsidiary	Loan Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2016)	Decrease	Increase	Ending Balance (Jun. 30, 2016)
Shinhan Investment Corp.	Loans in KRW	2012-01-30	2017-01-30	4.11%	100.0	—	—	100.0
	Loans in KRW	2012-06-28	2017-06-28	3.84%	100.0	—	—	100.0
Shinhan Card	Loans in KRW	2011-01-28	2016-01-28	4.91%	100.0	100.0	—	—
	Loans in KRW	2011-02-24	2016-02-24	4.82%	250.0	250.0	—	—
	Loans in KRW	2011-05-17	2016-05-17	4.47%	100.0	100.0	—	—
	Loans in KRW	2012-03-14	2017-03-14	4.12%	150.0	—	—	150.0
	Loans in KRW	2016-01-26	2021-01-26	1.98%	—	—	150.0	150.0
	Loans in KRW	2016-02-24	2021-02-24	1.84%	—	—	150.0	150.0
Shinhan Capital	Loans in KRW	2011-04-29	2016-04-29	4.65%	100.0	100.0	—	—
	Loans in KRW	2011-05-17	2016-05-17	4.47%	50.0	50.0	—	—
	Loans in KRW	2012-03-14	2017-03-14	4.12%	50.0	—	—	50.0
	Loans in KRW	2012-12-14	2017-12-14	3.33%	50.0	—	—	50.0
	Loans in KRW	2013-01-18	2018-01-18	3.18%	50.0	—	—	50.0
	Loans in KRW	2013-09-05	2018-09-05	3.61%	80.0	—	—	80.0
	Loans in KRW	2014-01-27	2019-01-27	3.60%	50.0	—	—	50.0
	Loans in KRW	2016-03-16	2021-03-16	1.90%	—	—	50.0	50.0
	Loans in KRW	2016-04-27	2019-04-27	1.63%	—	—	100.0	100.0
Shinhan Private Equity	Loans in KRW	2015-11-25	2016-11-23	2.12%	5.0	—	—	5.0
Shinhan Savings Bank	Loans in KRW	2016-06-17	2021-06-17	1.61%			50.0	50.0

Total					1,235.0	600.0	500.0	1,135.0

Exhibit 99.1

Independent Auditors’ Review Report (Separate Financial Statements) of Shinhan Financial Group as of Jun. 30, 2016

Exhibit 99.2

Independent Auditors’ Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of Jun. 30, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

/s/ Yim Bo-hyuk
Name: Yim Bo-hyuk
Title: Chief Financial Officer

Date: August 16, 2016